

April 1, 2011

<u>Via E-Mail</u>
Jennifer S. Grafton
General Counsel
Westmoreland Coal Company
2 North Cascade Avenue, 2nd Floor
Colorado Springs, Colorado 80903

> **Re: Westmoreland Coal Company**
> **Post-Effective Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-158577**

Dear Ms. Grafton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Incorporation of Certain Documents by Reference, page 20</u>

1.   We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2010, which in turn incorporates by reference certain information from the proxy statement filed March 31, 2011. Please explain how you have complied with Item 10(d) of Regulation S-K or revise.

2.   We note that you have not incorporated by reference any Forms 8-K filed since the end of your prior fiscal year, as required by Item 12(a)(2) of Form S-1. It appears that several such Forms 8-K were "filed" and not "furnished," including the Forms 8-K filed January 4, 2011; February 10, 2011; February 25, 2011; March 15, 2011; and the Form 8-K/A filed February 10, 2011. Please revise or advise.

Jennifer S. Grafton
Westmoreland Coal Company
April 1, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief